SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            FINAL AMENDMENT NO. 4 TO

                                   RULE 13E-3
                              TRANSACTION STATEMENT
            (Pursuant to Section 13(e) of the Securities Exchange Act
             of 1934 and Rule 13e-3 (Section 240.13e-3) thereunder.)

                     PROFESSIONAL DENTAL TECHNOLOGIES, INC.
                                (Name of Issuer)

                     PROFESSIONAL DENTAL TECHNOLOGIES, INC.
             WILLIAM T. EVANS, J. ROBERT LEMON, AND TIMOTHY A. NOLAN
                       (Name of Persons Filing Statement)

                                  Common Stock,
                                 $0.01 par value
                         (Title of Class of Securities)

                                    74312H100
                      (CUSIP Number of Class of Securities)

Frank H. Newton, III                         Thomas F. Cooney, III, Esquire
Professional Dental Technologies, Inc.       Kirkpatrick & Lockhart, LLP
633 Lawrence Street                          1800 Massachusetts Avenue N.W.
Batesville, Arkansas 72501                   2nd Floor
870-698-2300                                 Washington, D.C. 20036-1800
                                             202-778-9076
           (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications on Behalf of
                            Persons Filing Statement)

     This statement is filed in connection with (check the appropriate box):

a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-1), Regulation 14C (17 CFR 240.14c-1 to 240.14c-101) or Rule 13e-3(c) (Sec. 240.13e-3(c)) under the
  Securities Exchange Act of 1934.
b. [ ] The filing of a registration  statement under the Securities Act of 1933.
c. [ ] A tender offer.
d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Calculation of Filing Fee

--------------------------------------------------------------------------------
               TRANSACTION VALUE          AMOUNT OF FILING FEE*
--------------------------------------------------------------------------------
                  $650,000.00                        $130.00
--------------------------------------------------------------------------------

      * Fee based on 1/50th of 1% of the anticipated purchase price of fractional shares resulting from the proposed reverse stock split.

[X] Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:  $130.

Form or Registration Number:  SC13E3

Filing Party:  Professional Dental Technologies, Inc.

Date Filed:  4/22/99

ITEM 16.  ADDITIONAL INFORMATION.

      On September 21, 1999, the shareholders of Professional Dental Technologies, Inc. ("Company") approved the proposed amendment to the Company's Articles of Incorporation that reduces the number of authorized shares of Common Stock of the Company to 3,000 shares and increases the par value of each share to $100 by effecting a reverse split of the Company's Common Stock, par value $.01. Any fractional shares of Common Stock resulting from the reverse stock split will be purchased from the holders thereof at the rate of $6,500 per whole share of New Common Stock.

         As a result of the transaction, the number of record shareholders has been reduced from approximately 950 to less than 50, thereby terminating the Company's obligation to file periodic reports with the Securities and Exchange Commission ("SEC"). Accordingly, the Company has filed Form 15 with the SEC, suspending immediately its duty to file periodic reports with the SEC pursuant to Section 15(d) of the Exchange Act of 1934. The stock also was de-listed by the American Stock Exchange, and trading was suspended on September 22, 1999.

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



         10/5/99                        /s/ William T. Evans
-----------------------------           ----------------------------------
         (Date)                         William T. Evans
                                        President, CEO, Director,
                                        Controlling Person


         10/5/99                        /s/ J. Robert Lemon
-----------------------------           ----------------------------------
         (Date)                         J. Robert Lemon
                                        Director, Controlling Person


         10/5/99                        /s/ Timothy A. Nolan
-----------------------------           ----------------------------------
         (Date)                         Timothy A. Nolan
                                        Director, Controlling Person